TMC Announces Changes to Executive Responsibilities

and to Audit and Supervisory Board

Toyota City, Japan, March 1, 2019—Toyota Motor Corporation (TMC) announces that it plans to implement the changes described below to executive responsibilities, effective April 1, 2019, and, pending ratification at TMC’s 115th ordinary general shareholders meeting, to its Audit and Supervisory Board.

1) Operating officers resigning posts

Name
Steve St. Angelo

2) Operating officers’ areas of responsibility

Name	Current	New
Mitsuru Kawai	(TMC Executive Vice President) Plants (Supervisor of plants across in-house companies)	(TMC Executive Vice President) General Administration & Human Resources Group (Chief Officer) Plants (Supervisor of plants across in-house companies)

Tatsuro Ueda	General Administration & Human Resources Group (Chief Officer) Business Planning Div. China & Asia Region (Chief Executive Officer) Toyota Motor (China) Investment Co., Ltd.	Business Planning Div. China & Asia Region (Chief Executive Officer) Toyota Motor (China) Investment Co., Ltd.

3) Areas of responsibility for senior professionals/senior management serving as chief officer

Name	Current	New
Masahiro Inoue	Latin America & Caribbean Region (Deputy Chief Executive Officer) Latin America & Caribbean Div. (concurrent General Manager)	Latin America & Caribbean Region (Chief Executive Officer) Latin America & Caribbean Div. (concurrent General Manager) Toyota Argentina S.A. Toyota do Brasil LTDA. Toyota de Venezuela Compania Anonima

4) Areas of responsibility for senior professionals/senior management serving as in-house company executive vice president

Name	Current	New
Yumi Otsuka	GAZOO Racing Company GR Planning Field (Field General Manager) GR Management Div. (concurrent General Manager)	GAZOO Racing Company (Executive Vice President) GR Planning Field (Field General Manager) GR Management Div. (concurrent General Manager)

5) Areas of responsibility for senior professionals/senior management serving as field general manager

Name	Current	New
Osamu Sadakata	GAZOO Racing Company (Executive Vice President)	Customer First Promotion Group Parts & Accessory Field (Field General Manager)

Among the changes to its Audit and Supervisory Board, members resigning their posts are scheduled to resign on the date of the 115th ordinary general shareholders meeting.

No changes are scheduled to the board of directors. Representative directors and directors with special titles are to be appointed at a meeting of the board of directors following the 115th ordinary general shareholders meeting.

New Audit and Supervisory Board Members

Name	Current Title
Haruhiko Kato	Representative Executive Officer, President and CEO of Japan Securities Depository Center, Incorporated

Katsuyuki Ogura	General Manager, Audit & Supervisory Board Office (TMC)

Audit and Supervisory Board Members Resigning Posts

Name	Current Title
Masahiro Kato	Audit and Supervisory Board Member (full-time)

Yoshiyuki Kagawa	Audit and Supervisory Board Member (full-time)

For reference: Members of the board of directors and members (candidates) of the Audit and Supervisory Board following the 115th ordinary general shareholders meeting

Members of the Board of Directors

Name	Title
Takeshi Uchiyamada	Chairman of the Board of Directors (Representative Director)

Shigeru Hayakawa	Vice Chairman of the Board of Directors (Representative Director)

Akio Toyoda*[1]	President, Member of the Board of Directors (Representative Director)

Koji Kobayashi*[2]	Member of the Board of Directors (Representative Director)

Didier Leroy*[2]	Member of the Board of Directors

Shigeki Terashi*[2]	Member of the Board of Directors

Ikuro Sugawara*[3]	Member of the Board of Directors

Sir Philip Craven*[3]	Member of the Board of Directors

Teiko Kudo*[3]	Member of the Board of Directors

*[1]	Concurrent operating officer (president)
*[2]	Concurrent operating officer (executive vice president)
*[3]	External board member

Audit and Supervisory Board members

Name	Title
Haruhiko Kato	Audit and Supervisory Board Member (full-time)

Masahide Yasuda	Audit and Supervisory Board Member (full-time)

Katsuyuki Ogura	Audit and Supervisory Board Member (full-time)

Yoko Wake	Audit and Supervisory Board Member

Hiroshi Ozu	Audit and Supervisory Board Member

Nobuyuki Hirano	Audit and Supervisory Board Member

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